UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

GROUNDFLOOR REAL ESTATE 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11094

Georgia	81-4730288
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree St. NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

LIMITED RECOURSE OBLIGATIONS
(Title of each class of securities issued pursuant to Regulation A)

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 78 of the Offering Circular on Form 1-A dated November 15, 2019 and qualified on November 27, 2019:

The unaudited condensed statements of operations data set forth below with respect to the six months ended June 30, 2022 and June 30, 2021 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those unaudited condensed consolidated financial statements and notes thereto.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” in the Offering Circular on Form 1-A dated November 15, 2019 and qualified on November 27, 2019.

GRE 1

Six-Months Ended June 30, 2022, and 2021

Results of Operations

Summary Financial Information

The statements of operations data for Groundfloor Real Estate 1, LLC (“Company”) set forth below with respect the six-months ended June 30, 2022, and June 30, 2021 are derived from, and are qualified by reference to, the unaudited Condensed Financial Statements and should be read in conjunction with those unaudited Condensed Financial Statements and Notes thereto, as well as the unaudited Condensed Consolidated Financial Statements and Notes thereto for Groundfloor Finance, Inc. (“Parent”), our parent and sole member and manager.

Unaudited
Six-Months Ended June 30,
	2022	2021
Loan servicing revenue	$-	$-
Net interest income:
Interest income	3,945,890	1,194,940
Interest expense	(3,945,890)	(1,194,940)
Net interest income	-	-
Net revenue	-
Cost of revenue	-	-
Gross profit	-
Operating expenses:		-
General and administrative	-	-
Total operating expenses	-	-
Income from operations	-	-
Net income	$-	$-

In our audited Financial Statements for the fiscal year ended December 31, 2021, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Real Estate 1, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the six-months ended June 30, 2022, and 2021, was $0 and $0, respectively. The Company serviced 818 and 269 developer loans during the six-months ended June 30, 2022, and June 30, 2021, respectively. Loan servicing revenue are fees incurred in servicing the developer’s loan.

Gross Profit

Gross profit for the six-months ended June 30, 2022, and 2021, was $0 and $0, respectively.

General and Administrative Expense

General and administrative expense for the six-months ended June 30, 2022, and 2021, was $0 and $0, respectively.

Net Income

We did not generate any net income during the six-months ended June 30, 2022, and June 30, 2021.

Liquidity and Capital Resources

The Condensed Financial Statements included herein have been prepared assuming that the Company will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has retained earnings as of June 30, 2022, and December 31, 2021, of $0. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six-months ended June 30, 2022	For the six-months ended June 30, 2021
Operating activities	$-	$-
Investing activities	16,829,739	8,229,884
Financing activities	(16,829,739)	(8,229,884)
Net increase (decrease) in cash	$-	$-

Net cash provided by (used in) operating activities for the six-months ended June 30, 2022, and June 30, 2021, was $0 and $0, respectively. Net cash provided by (used in) operating activities includes costs incurred in servicing loans to developers.

Net cash provided by (used in) investing activities for the six-months ended June 30, 2022, and June 30, 2021, was $16.8 million and $8.2 million, respectively. Net cash provided by (used in) investing activities primarily represents loan payments to developers, net of repayments, and proceeds from sale of real estate properties held for sale.

Net cash provided by (used in) financing activities for the six-months ended June 30, 2022, and June 30, 2021, was $(16.8) million and $(8.2) million, respectively. Net cash provided by (used in) financing activities primarily represents the proceeds from the issuance of LROs to investors through the Groundfloor Platform offset by repayments of LROs to investors.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Financial Statements

June 30, 2022 and 2021

GROUNDFLOOR REAL ESTATE 1, LLC

Table of Contents

Condensed Financial Statements (unaudited)

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Balance Sheets

	Unaudited	Audited
	June 30,	December 31
	2022	2021
Assets
Current assets:
Cash	$-	$-
Loans to developers	90,172,710	73,813,150
Allowance on loans to developers	(1,006,350)	(454,119)
Interest receivable on loans to developers	4,232,586	2,740,440
Other real estate owned	1,105,280	640,960
Total current assets	94,504,226	76,740,431
Total assets	$94,504,226	$76,740,431
Liabilities and Member’s Equity (Deficit)
Current liabilities:
Accrued interest on limited recourse obligations	$4,232,586	$2,740,440
Limited recourse obligations	91,277,990	74,454,110
Allowance on limited recourse obligations	(1,006,350)	(454,119)
Total current liabilities	94,504,226	76,740,431
Total liabilities	94,504,226	76,740,431
Member’s equity (deficit):
Member’s capital	100	100
Member’s deficit	(100)	(100)
Retained earnings	-	-
Total member’s equity (deficit)	-	-
Total liabilities and member’s equity (deficit)	$94,504,226	$76,740,431

See accompanying notes to condensed financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Operations

Unaudited
Six Months Ended June 30,
	2022	2021
Loan servicing revenue	$-	$-
Net interest income:
Interest income	3,945,890	1,194,940
Interest expense	(3,945,890)	(1,194,940)
Net interest income	-	-
Net revenue	-
Cost of revenue	-	-
Gross profit	-
Operating expenses:		-
General and administrative	-	-
Total operating expenses	-	-
Income from operations	-	-
Net income	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Member’s Equity (Deficit)

				Total Member’s
	Member’s	Member’s	Accumulated	Equity
	Capital	Deficit	Deficit	(Deficit)
Member’s equity (deficit) as of December 31, 2020 (Audited)	$100	$(100)	$-	$-
Member contributions	-	-	-	-
Net (loss) income	-	-	-	-
Member’s equity (deficit) as of December 31, 2021 (Audited)	$100	$(100)	$-	$-
Net (loss) income	-	-	-	-
Member’s equity (deficit) as of June 30, 2022 (Unaudited)	$100	$(100)	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Cash Flows

	Unaudited
	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$-	$-
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash recovery of servicing costs through write-down of limited recourse obligations	-	-
Write-off of interest payable on limited recourse obligations, net	-	-
Changes in operating assets and liabilities:
Interest receivable on loans to developers	(1,492,146)	(359,231)
Accrued interest on limited recourse obligations	1,492,146	359,231
Net cash used in operating activities	-	-
Cash flows from investing activities
Loan payments to developers	(60,340,740)	(7,422,410)
Repayments of loans from developers	43,064,610	15,652,294
Proceeds from sale of other real estate held for sale	446,391	-
Net cash flows from investing activities	(16,829,739)	8,229,884
Cash flows from financing activities
Proceeds from limited recourse obligations	60,340,740	7,442,410
Repayments of limited recourse obligations	(43,511,001)	(15,652,294)
Net cash flows from financing activities	16,829,739	(8,229,884)
Net (decrease) increase in cash	-	-
Cash as of beginning of the period	-	-
Cash as of end of the period	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

GROUNDFLOOR Real Estate 1, LLC (the “Company”), a Georgia limited liability company formed on December 16, 2016. The Company is a wholly-owned subsidiary of GROUNDFLOOR Finance Inc. (“GROUNDFLOOR”), a Georgia corporation.

Description of Business

GROUNDFLOOR has developed an online investment platform designed to crowdsource financing for real estate development projects, which GROUNDFLOOR utilizes to provide investment opportunities to investors. With this online investment platform, investors are able to choose between multiple real estate development investment opportunities, and developers of the projects are able to obtain financing. GROUNDFLOOR believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors. GROUNDFLOOR will identify which loans it seeks to originate and will sell limited recourse obligations (“LROs”) which correspond to those loans. GROUNDFLOOR’s primary business is the sale of LROs and the Company’s primary purpose is the servicing of loans which correspond to those LROs.

Basis of Accounting and Liquidity

The Company’s condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying condensed financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned limited revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

Management intends to fund operations by capital obtained from GROUNDFLOOR. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or GROUNDFLOOR. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

The condensed financial statements do not include any adjustments that might result from the outcome of uncertainties described in the condensed financial statements. In addition, the condensed financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Condensed Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include “Loan servicing revenue” which are paid by the Developers. Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s contracts with customers continue to fall within the scope of existing guidance. Servicing fees, origination fees, net interest income, and gains and losses on sales of loans remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

Loan Servicing Revenue

The loan servicing revenue is recognized by the Company, upon recovery, for costs incurred in servicing the Developer’s Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when collected.

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes “Interest income” on Loans and “Interest expense” on the corresponding LROs (if issued by GROUNDFLOOR Real Estate 1, LLC) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Condensed Financial Statements, “Limited recourse obligations, net” refers to LROs. LROs are the Company’s currently registered securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of June 30, 2022, and 2021. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Loans to Developers and Limited Recourse Obligations

“Loans to developers, net” and the corresponding “Limited recourse obligations, net”, used to fund the Loans are originally recorded at outstanding principal. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company’s lien may be senior or junior to the Borrower’s other financing obligations. The Company is not responsible for repaying “Limited recourse obligations, net” associated with uncollectable “Loans to developers, net”. Amounts collected related to a Loan default are returned to the Investors based on their pro rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company.

The Loan and corresponding LROs are recorded on the Company’s Condensed Balance Sheets to “Loans to developers, net” and “Limited recourse obligations, net”, respectively, once the Loan has closed. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Interest Receivable and Interest Payable

“Interest receivable on loans to developers” represents interest income the Company is due to receive from borrowers on the total outstanding principal balance of the loan portfolio as of the balance sheet date. This balance is presented as its own line item, separate from “Loan to developers”, on the Company’s Balance Sheet.

“Accrued interest on limited recourse obligations” represents interest the Company owes investors on the corresponding LROs as of the balance sheet date. This balance is presented as its own line item, separate from “Limited recourse obligations”, on the Company’s Balance Sheet. The interest rate associated with a Loan is the same rate that is associated with the corresponding LRO. The balance of “Interest receivable on loans to developers” and “Accrued interest on limited recourse obligations” offset each other as each is earned and accrued over the same period. The Company’s obligation to pay interest on an LRO is equal to the pro-rata portion of the total interest payments collected from the corresponding Loan.

The Company has accrued “Interest receivable on loans to developers” of approximately $4,232,586 and $2,740,440 and “Accrued interest on limited recourse obligations” of approximately $4,232,586 and $2,740,440 as of June 30, 2022, and December 31, 2021, respectively.

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers, net” and corresponding “Limited recourse obligations, net” is discontinued when, in management’s opinion, the collection of the interest income appears doubtful. “Interest income” and “Interest expense” on the “Loans to developers, net” and the corresponding “Limited recourse obligations, net” are discontinued and placed on nonaccrual status at the time the Loan is 90 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 90 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The “Loans to developers, net” and corresponding “Limited recourse obligations, net” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers, net” and “Limited recourse obligations, net” is reversed against “Interest income” and the corresponding LROs recorded “Interest expense”.

Allowance for Current Expected Credit Losses

The Company adopted the current expected credit loss (“CECL Standard”) on January 1, 2021. The CECL Standard replaced the incurred loss model under existing guidance with an expected loss model for instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). The Company now records an allowance for credit losses in accordance with the CECL Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis. With the adoption of CECL, the definition of impaired loans was removed from accounting guidance.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to “Note 2 – Loans to Developers and Allowance for Expected Credit Losses” for further information regarding the CECL allowance.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs. The allowance calculated for loans is accordingly applied as the reserve for LROs. The allowance for expected credit losses on “Loans to developers” is presented separately on the Company’s Balance Sheet as “Allowance for loans to developers” and has a balance of $1,006,350 and $454,119 as of June 30, 2022, and December 31, 2021, respectively. The allowance for “Limited recourse obligations” is presented separately on the Company’s Balance Sheet as “Allowance for limited recourse obligations” and has a balance of approximately $1,006,350 and $454,119 as of June 30, 2022, and December 31, 2021, respectively.

Refer to Note 2 for further discussion regarding the calculation of the allowance for credit losses.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, its taxable income or losses are allocated to its member based on the provisions of the operating agreement and are included in the members’ income tax returns. The condensed financial statements, therefore, do not include a provision for income taxes. Similar provisions apply for state income tax purposes.

Management has assessed the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the condensed financial statements and determined the Company had no uncertain income tax positions at June 30, 2022 and December 31, 2021.

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited Condensed Financial Statements for the six months ended June 30, 2022 and believes that none of them will have a material effect on the Company’s Condensed Financial Statements.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

NOTE 2:	LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company purchases notes that provide financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $30,000 and $2,000,000 six-months to eighteen-months.

The following table presents the carrying amount of “Loans to developers, net” by performance state as of June 30, 2022, and December 31, 2021, respectively:

	June 30,	December 31,
	2022	2021
Loan Performance State:
Current	$44,100,210	$48,773,280
Workout	41,735,090	21,395,620
Fundamental Default	4,337,410	3,664,250
Amortized Cost	$90,172,710	$73,813,150
Less: Allowance for loan losses	(1,006,350)	(454,119)
Carrying amount	$89,166,360	$73,359,031

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following tables present analyses of the allowance for loan losses for the six-months ended June 30, 2022, and year-ended December 31, 2021:

Balance
Allowance for loan losses, December 31, 2021	$454,119
Loan allowance charged off	(71,408)
Provision for losses	623,639
Recoveries	-
Allowance for loan losses, June 30, 2022	$1,006,350

Balance
Allowance for loan losses, December 31, 2020	$419,492
Cumulative change in accounting principal (Note 1)	-
Allowance for loan losses, January 1, 2021 (adjusted for change in accounting estimate)	419,492
Loan allowance charged off	(13,607)
Provision for losses	47,245
Recoveries	-
Allowance for loan losses, December 31, 2021	$454,119

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary Grading Algorithm to assign one of seven letter grades, from A to G, to each Project. The letter grade generally reflects the overall risk of the Loan. The Grading Algorithm factors in the following indicators that take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower.

The relevant factors included within the algorithm that correlate with how well management believes the loan will perform include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location.

The following table presents “Loans to developers” carrying amount of our loan portfolio by portfolio segment and vintage of origination as of June 30, 2022, and December 31, 2021:

	Year Originated				June 30, 2022
	2022	2021	2020	2019	Total
Loan grades:
A	$-	$4,513,390	$-	$-	$4,513,390
B	16,100	6,714,530	823,530	-	7,554,160
C	799,270	57,277,940	3,397,980	202,200	61,677,390
D	499,550	11,703,340	721,470	239,040	13,163,400
E	306,480	2,957,890	-	-	3,264,370
F	-	-	-	-	-
G	-	-	-	-	-
Amortized Cost	$1,621,400	$83,167,090	$4,942,980	$441,240	$90,172,710
Less: Allowance for loan losses					(1,006,350)
Carrying Amount					$89,166,360

	Year Originated				December 31, 2021
	2021	2020	2019	2018	Total
Loan grades:
A	$1,872,040	$-	$-	$-	$1,872,040
B	7,103,130	2,138,680	-	-	9,241,810
C	41,667,070	7,151,760	202,200	-	49,021,030
D	8,739,320	2,860,180	513,100	-	12,112,600
E	1,565,670	-	-	-	1,565,670
F	-	-	-	-	-
G	-	-	-	-	-
Amortized Cost	$60,947,230	$12,150,620	$715,300	$-	$73,813,150
Less: Allowance for loan losses					(454,119)
Carrying Amount					$73,359,031

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs.

All credit quality indicators were updated as of June 30, 2022, and December 31, 2021.

The following table presents “Loans to developers” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of June 30, 2022, and December 31, 2021:

	Year Originated				June 30, 2022
	2022	2021	2020	2019	Total
Loan performance state:
Current	$1,621,400	$42,478,810	$-	$-	$44,100,210
Workout	-	38,728,680	3,006,410	-	41,735,090
Fundamental Default	-	1,959,600	1,936,570	441,240	4,337,410
Amortized Cost	$1,621,400	$83,167,090	$4,942,980	$441,240	$90,172,710
Less: Allowance for loan losses					(1,006,350)
Carrying Amount					$89,166,360

	Year Originated				December 31, 2021
	2021	2020	2019	2018	Total
Loan grades:
Current	$48,773,280	$-	$-	$-	$48,773,280
Workout	12,173,950	9,221,670	-	-	21,395,620
Fundamental Default	-	2,928,950	715,300	-	3,644,250
Amortized Cost	$60,947,230	$12,150,620	$715,300	$-	$73,813,150
Less: Allowance for loan losses					(454,119)
Carrying Amount					$73,359,031

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2022, and December 31, 2021, the Company placed Loans of approximately $23,425,750 and $9,590,000 recorded to “Loans to developers” on nonaccrual status, respectively.

The following table presents an aging analysis of past due Loans as of June 30, 2022, and December 31, 2021:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$45,213,980	$178,541	$45,035,4399
Less than 90 days past due	21,532,980	84,528	21,448,452
More than 90 days past due	23,425,750	743,281	22,682,469
Total as of June 30, 2022	$90,172,710	$1,006,350	$89,166,360

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$49,287,530	$197,879	$49,089,651
Less than 90 days past due	15,129,920	64,248	15,065,672
More than 90 days past due	9,395,700	191,992	9,203,708
Total as of December 31, 2021	$73,813,150	$454,119	$73,359,031

The following is a summary of information pertaining to nonaccrual loans as of June 30, 2022:

Balance
Nonaccrual loans	$23,425,750

Interest income recognized on nonaccrual loans	$1,424,027

The following is a summary of information pertaining to nonaccrual loans as of December 31, 2021:

Balance
Nonaccrual loans	$9,590,800

Interest income recognized on nonaccrual loans	$1,087,130

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to Condensed Financial Statements

NOTE 3:	OTHER REAL ESTATE OWNED

“Other real estate owned” in the Company’s Balance Sheet was $1,105,280 and $640,960 June 30, 2022, and December 31, 2021, respectively. During the six-months ended June 30, 2022, and June 30, 2021, the Company transferred $916,570 and $0 from “Loans to developers” to “Other real estate owned”, respectively. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Statements of Operation from this transfer. The Company did not record a decrease to “Loans to developers” or an offsetting decrease to “Limited recourse obligations”.

NOTE 4:	RELATED PARTY ARRANGEMENTS

GROUNDFLOOR Finance Inc.

GROUNDFLOOR will receive fees and compensation in connection with the Company’s Offering, and the servicing and sale of the Company’s LROs.

The Company will also reimburse GROUNDFLOOR for actual expenses incurred on behalf of the Company in connection with the servicing of a Loan, to the extent not reimbursed by the borrower. The Company will reimburse GROUNDFLOOR for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include GROUNDFLOOR’s overhead, employee costs borne by GROUNDFLOOR, utilities or technology costs. For the six-months ended June 30, 2022, and 2021, GROUNDFLOOR incurred $0 of costs on the Company’s behalf. No such costs were due and payable to GROUNDFLOOR as of June 30, 2022, and December 31, 2021, respectively.

GROUNDFLOOR GA Holdings LLC

GROUNDFLOOR GA Holdings LLC may close and fund a Loan prior to it being acquired by the Company. The ability to warehouse Loans allows us the flexibility to deploy the offering proceeds as funds are raised. The Company then will acquire such LROs at a price equal to the fair market value of the Loan (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of purchase.

NOTE 5:	SUBSEQUENT EVENTS

Subsequent events were evaluated through August 26, 2022, the date the Financial Statements were available to be issued. Based on this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

GROUNDFLOOR REAL ESTATE 1, LLC

PART III — EXHIBITS

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	GRE 1 Articles of Organization		1-A/A	024-10671	2.1	January 25, 2017
2.2	GRE 1 Operating Agreement		1-A/A	024-10671	2.2	January 25, 2017
2.3	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015
2.4	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015
3.1	Form of Investor Agreement		1-A/A	024-11094	3.1	October 7, 2019
3.2	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015
3.3	Form of Preferred Stock Voting Agreement		1-A/A		3.2	February 7, 2018
3.4	Common Stock Voting Agreement		1-A/A		3.3	February 7, 2018
3.5	Common Stock Subscription Agreement		1-A/A		3.4	February 7, 2018
4.1	Standard Form of LRO Agreement		1-A/A	024-11094	4.1	October 7, 2019
6.1	Form of Loan Agreement		1-A/A	024-11094	6.1	October 7, 2019
6.2	Form of Promissory Note		1-A/A	024-11094	6.2	October 7, 2019
6.3	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015
6.4	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015
6.5	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015
6.6	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015
6.7	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015
6.8	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015
6.9	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015
6.10	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015
6.11	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015
6.12	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017
6.13	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018
6.14	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018
6.15	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020
10.1	Power of attorney (GRE 1)
10.2	Power of attorney (Groundfloor Finance)		1-A	024-10758	10.1	October 30, 2017
11.1	Consent of Cherry Bekaert LLP		1-A POS	024-11094	11.1	March 31, 2022

GROUNDFLOOR REAL ESTATE 1, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 26, 2022.

GROUNDFLOOR FINANCE INC. for GROUNDFLOOR REAL ESTATE 1, LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2022
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 26, 2022
Nick Bhargava

*	Director	September 26, 2022
Sergei Kouzmine

*	Director	September 26, 2022
Bruce Boehm

*	Director	September 26, 2022
Michael Olander Jr.

*	Director	September 26, 2022
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact